4811 Montgomery Road,

Cincinnati, Ohio 45212

July 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street,

N.E. Washington, D.C. 20549

Attention:	Clare DeLabar, Robert Littlepage, Mitchel Austin, Jan Woo

Re:	Paycor HCM, Inc. Registration Statement on Form S-1 Originally Filed April 26, 2021 File No. 333-255498

Ladies and Gentlemen:

Paycor HCM, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-255498, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on July 20, 2021 or as soon thereafter as practicable.

* * * *

Please contact Robert Goedert, P.C. at (312) 862-7317 or Kevin M. Frank at (312) 862-3373 of Kirkland & Ellis LLP, special counsel to the Company, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

PAYCOR HCM, INC.

By: /s/ Raul Villar, Jr.
Name: Raul Villar, Jr.
Title: Chief Executive Officer and Director